POSCO Holdings 2025. Q2 Earnings Release July 31, 2025

Disclaimer This presentation was prepared and circulated to shareholders and investors to release information regarding the company’s business performance prior to completion of auditing for the period pertaining to the 2nd quarter of 2025. Given that this presentation is based on unaudited financial statements, certain figures may be modified in the course of the audit process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances that are not historical facts and that are solely based on views and forecasts which are uncertain and subject to risk. Therefore, readers of this presentation shall be aware that foreward-looking statements set forth herein may not correspond to the actual business performance of the company, resulting from changes and risks in business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accuracy and completeness of this presentation or of the information contained herein or assume any liability for the information described in this presentation. POSCO Holdings IR Office E-mail: IR@POSCO-INC.COMm Telephone: 02-3457-5112

Contents Q2 ’25 Consolidated Business Performance Portfolio Management Update Performance by Key Business Sector I. Steel—POSCO · Production/Sales · Income—Overseas · PT-KP · PZSS · P-Maharashtra · PY-VINA —Structural cost innovation project · High value-add product development · HyREX technology development II. Rechargeable Battery Materials (RBM)—POSCO Future M—Key updates on the RBM business III. Infrastructure - POSCO International —POSCO E&C Appendix Beginning this quarter, with the aim to prevent confusion, we have decided to label the ‘Energy Materials Business’ as ‘Rechargeable Battery Materials (RBM) Business.’

Income (KRW bil., %pt) Financial Structure (KRW bil., %pt) Revenue OP Margin OP Margin Ratio QoQ Net Debt EBITDA Net Debt Ratio QoQ 18,510 ³1.0%p +119 19.0% 18.0% 4.1% 17,437 17,556 15.9% 11,694 ³770 +0.2%p 10,924 3.3% 3.5% 9,749 752 +39 568 607 1,756 +39 1,630 1,591 Q2 ‘24 Q1 ‘25 Q2 ‘25 Q2 ‘24 Q1 ‘25 Q2 ‘25—1H cumulative CAPEX administered: (consolidated) KRW 3.1 tril., (separate) KRW 0.4 tril. Performance before Intercompany Transaction Adjustment Revenue Operating Profit Net Profit (KRW billion) Q2 ‘24 Q1 ‘25 Q2 ‘25 Q2 ‘24 Q1 ‘25 Q2 ‘25 Q2 ‘24 Q1 ‘25 Q2 ‘25 Consolidated Income 18,510 17,437 17,556 752 568 607 546 344 84 Steel 15,449 14,963 14,879 497 450 610 256 222 356 POSCO1) 9,277 8,968 8,947 418 346 513 267 220 273 Overseas 5,156 5,085 4,992 20 68 80 ³69 ³47 18 Rechargeable Battery Mtrls. 947 930 764 ³28 ³98 ³144 ³38 ³97 ³201 POSCO Future M2) 916 845 661 3 17 1 ³11 49 ³36 Infrastructure 14,768 13,326 13,490 429 307 230 216 173 ³66 POSCO International2) 8,282 8,154 8,144 350 270 314 267 204 90 POSCO E&C2) 2,588 1,814 1,866 45 24 ³91 21 11 ³97 1) Separate 2) Consolidated, POSCO International performance includes POSCO Energy

Portfolio Management Update Cumulative to ’24 ~ ’25 1H, portfolio management progress rate is 45% with 56 projects completed and cash generation of KRW 1 trillion* * Based on cash collected; KRW 102.5 billion demolition cost not included. Project Scope 126 projects including 55 under-performing projects and 71 non-core assets ’25 1H Performance 11 projects completed, generating KRW 350 billion (45 projects, KRW 650 bil. in ’24) Infra. 6 projects, KRW 230 bil. cash inflow Steel 3 projects, KRW 7 bil. cash inflow POSCO International sold coal power plant in Vietnam POSCO sold part of its land ownership in Pohang city · POSCO DX sold DR business · POSCO sold equity stocks (2 cases) · POSCO A&C modular business · POSCO E&C sold shares of its Vietnam subsidiary · Equity stocks among others RBM 2 projects, KRW 113 bil. cash inflow POSCO Future M sold its P&O Chemical shares · POSCO Future M sold its CAM plant in Gumi ‘25 2H Goal To consolidate 47 assets adding KRW 1 tril. in cash (’24~’25 cumulative totaling 103, KRW 2 tril.)

POSCO * Utilization Rate: crude steel production/crude steel capacity, ** Low-carbon emissions products, materials for high-growth, high-margin industries such as Hyper NO Despite FX-triggered export price drop, OP margin rate rebounded to 5.7% on higher domestic market price, lower raw materials costs and cost-cutting efforts (KRW bil.) • Selling price (carbon steel) : Q1 ’25) KRW 937K/t ’ Q2 ‘25) KRW 936K/t (³1) • Key raw materials cost (carbon steel index) : Q1 ’25) 100 ’ Q2 ’25) 98 (³2) • Expenses : LNG unit price drop reduces fuel cost

Steel (Overseas) Despite slow global steel demand and intensifying trade protectionism, overseas steel OP increased moderately • [PT.KP, PY VINA] OP margin grows on sales channel diversification efforts and rigorous cost control through more local purchasing of raw materials • [PZSS] Oversupply of Chinese STS and weak nickel price suppress markets to trigger lower sales volume, resulting in sustained OP loss

Structural Cost Innovation Project
8

Structural cost-cutting through CX and DX projects:
cost competitiveness recovery (CX); building the Intelligent Factory (DX)

【 OP Margin Rates of POSCO and Regional Steelmakers】


8.9%
7.9%
6.9%
5.9%
4.9%
3.9%
2.9%
1.9%
0.9%
POSCO(Steel)
US-Europe 1)
Japan 2)
Asia Ex-Japan 3)
5.7%
5.2%
4.7%
3.1%
Q2 '24
Q2 '24
Q3 '24
Q4 '24
Q1 '25
Q2 '25

* Weighted average of the revenue and OP of each steelmaker by country
1) Arcelor Mittal, Cleveland Cliffs, Nucor, Steel Dynamics 2) Nippon Steel, JFE(Steel)
3) Hyundai Steel, Bao Steel, An Steel, JSW Steel, CSC
** Based on Q2 '25 earnings report for Korea, US, CSC and JSW. Refinitiv consensus applied for China/Japan

To reclaim unrivalled cost-competitiveness

Cost-cutting Technology
- Develop STS technology to transition from high-cost batch rolling (ZRM) to low-cost continuous rolling (TRM) to cut cost and alleviate process load

Facility Efficiency
- Proactive restructuring measures, e.g., closure of low-efficiency facilities (Steelmaking Line 1, Wire Rod Line 1) to seek optimal material balance and upgrade product mix

Raw Mtrls Cost Reduction
- Collaborate with suppliers and discover low-grade minerals, achieving 3% increase in low-grade minerals use ratio
- Enhanced efficiency by real-time combustion temperature forecasting through reverse estimation of coke temperature

To accelerate the IF project by using AI·Robot technology

Achieved full automation of molten steel pre-treatment process
- Fully automated process tailored to customer required composition, achieving consistent quality
- Digital transformation of skilled technology, cutting process time by 3% and raising yield rate by 2%

Automatic control of optimal target speed aligned to CR production conditions
- By entering manufacturing knowhow into the computerized control logic, production speed is automatically controlled across key processes
- By minimizing production delay, achieved both quality and over 10t/h increased hourly production

High Value-add Product Development

9

Developed high manganese steel* for cryogenic use to secure leadership in the global LNG materials market

* Developed with POSCO's proprietary technology, this new type of steel has high manganese content (Mn, 22.5~25.5%) and demonstrates excellent mechanical properties at temperatures as low as -196°C; can replace expensive cryogenic steel, e.g., high-Ni steel and STS, to save customer costs and generate new demand

Timeline

2013	2017	2018	2023	2024	Jul. 2024	Apr. 2025
Completed development, Received Class Certification	Registered with the ASTM[1]	Launching of world's 1st LNG-fueled bulk carrier, built with high-Mn steel	Registered 4 types of welding consumables with AWS[2], Registered in API[3] 620	Registered in IMO[4] IGC/IGF Codes	Commissioning of LNG Terminal in Gwangyang (Used in tanks No. 5 and No. 6)	First export of high-Mn steel (Middle East, onshore storage tank)

1) ASTM: American Society for Testing and Materials, 2) AWS: American Welding Society, 3) API: American Petroleum institute, 4) IMO: International Maritime Organization

【 Develop new high manganese products to diversity product portfolio 】

Steel for fuel tanks in LNG-powered ships

- Since developing the world's first high-Mn steel fuel tank (Oct. '22), promoted wider adoption and made efforts to generate new premium demand


LNG

HSS for liquid hydrogen storage tank

- Develop the world's first cryogenic steel for liquid hydrogen (by '26)



【Onshore Demo-tank】



【Demo Ship】

Wire rod for high voltage power lines

- Develop as low-cost material to replace the expensive Invar (by '28)



【High voltage power lines】

HyREX Technology Development

10

HyREX passes MOTIE Pre-FS, laying the foundation to develop commercial technology

Jan. '24
- Designated as a National Strategic Technology
- Opened HyREX Development Center

Apr. '24
- ESF Tapping Test
  ※ Tested Fluidized Bed Reactors (Oct. '23)

HyREX demo technology development project

Jun. '25
HyREX passed MOTIE's pre-FS

2028
Operate Demo plant

Develop Commercial Technology (2030)

Research

Fluidized Bed Reactors

100% Hydrogen Reduction


Fluidized Bed Reactor
Control Panel

Capacity: 50 kg/batch

Electric Smelting Furnace

Smelting hydrogen-reduced iron



Capacity: 1.0 ton/hr

Government Assistance

HyREX passed MOTIE's pre-FS (Jun. '25)
- Project period : '26~'30
- Total Investment : *KRW* 814.6 bil.
  (Government: *KRW* 308.8 bil.,
  Private funding: *KRW* 505.8 bil.)

Demo Plant

POSCO Future M 11 Income (KRW bil., %) Revenue & OP by Segment (KRW bil.) Revenue OP Margin OP Margin Ratio QoQ Q2 ‘24 Q1 ‘25 Q2 ‘25 QoQ Revenue 915 845 661 ³184 915 Energy Material 593 505 316 ³189 845 ³184 Base Material 322 340 345 +5 661 ³1.9%p Operating Profit 3 17 1 ³16 2.0% 0.3% Energy Material 1 2 ³25 ³27 0.1% +17 +3 +1 ³16 Base Material 2 15 26 +11 Q2 2024 Q1 2025 Q2 2025 CAM: QoQ decline of High-Ni CAM sales volume and lower plant utilization rate • Precursor plant in Gwangyang began operation in Q2, with initial operating cost suppressing profitability AAM: Natural Graphite AAM sales volume grew QoQ; inventory valuation loss for Ariticifial Graphite AAM Base Material: OP grew from cost-savings in refractory/plant businesses and lower material costs in the lime/chemical business

12

Key Updates on the Rechargeable Battery Mtrls Business

Strengthen competitiveness by performing R&D, building a non-China supply chain, and enhancing financial soundness

① Securing New R&D and Mineral Resources

- DLE adsorbents and adsorption and desorption system development began in '16; a '24 pilot plant test confirmed advanced level performance
- DLE demo plant construction and demo test for application at Anson Resources' brine asset in Utah ('26~)

② Building a Non-China Supply Chain

- Build a non-China key raw materials supply process for raw materials, semi-products, and CAM

$NiSO_4$ A nickel sulfate plant in Gwangyang was commissioned in March and began supply

Precursor P-Future M commissioned a 45Ktpa precursor plant (6.10.)

③ Enhancing Financial Soundness

- Completed capital increase to strengthen the financial structure of the Rechargeable Battery Materials business

(POSCO Future M, POSCO Pilbara Lithium Solution, POSCO HY Clean Metal)

④ New Orders

- Purchase Agreement to supply Natural Graphite AAM to a major batterymaker in Japan (7.11.)
- Seeking new demand for ESS-grade CAM

【Paradox Basin, Utah, USA】


UTAH
USA
Utah
Logan
Ogden
Salt Lake City
West Valley City
Provo
WYOMING
40 miles
Radius 50 miles
GREEN RIVER
PARADOX
PARADOX BASIN
ARIZONA

(Source: Anson Resources)

- An Australian company established in '09 that specializes in exploration and development of natural resources (Listed company in Australia)
- Is developing the Green River Project and Paradox Project in Paradox Basin, Utah; the project is connected to power and water grid, with existing wells

POSCO International 13 Income (KRW bil.,%) Revenue & OP by Segment (KRW bil.) Revenue OP Margin OP Margin Ratio QoQ Q2 ‘24 Q1 ‘25 Q2 ‘25 QoQ Revenue 8,282 8,154 8,144 ³10 4.2% +0.6%p 3.9% 1) Energy 1,063 858 921 +63 3.3% 8,282 Steel Mtrls, etc.2) 7,219 7,296 7,223 ³73 8,154 ³10 8,144 Operating Profit 350 270 314 +44 350 1) 314 Energy 197 135 165 +30 270 +44 Steel Mtrls, etc.2) 153 135 149 +14 1) Consists of E&P(gas fields), LNG plant and terminal Q2 ‘24 Q1 ‘25 Q2 ‘25 2) Consists of steel, biomaterial (raw material, foods, industrial material), and consolidated accounts OP grew on increased Myanmar gas field cost recovery rate and sales volume, and strong performance in the Indonesian palm business • [E&P (Gas Fields)] Increase in cost recovery rate and sale price at the Myanmar gas fields (+KRW 52 bil. QoQ) • [LNG Power] Unit price drop (³KRW 5.2/kWh) due to off-season power demand (³ KRW 17 bil. QoQ) • [Materials, etc.] Quality crop yield and greater harvest at the Indonesian palm farm drive strong performance (+ KRW 14 bil. QoQ)

POSCO E&C 14 Income (KRW bil., %) Revenue & OP by Segment (KRW bil.) Revenue OP Margin OP Margin Ratio QoQ Q2 ‘24 Q1 ‘25 Q2 ‘25 QoQ Revenue 2,588 1,814 1,866 +52 1.7% 1.3% Plant 767 423 481 +58 Infrastructure 375 239 213 ³26 ³4.9% ³6.2%p 1,454 1,157 1,173 +16 Construction 2,588 Consolidated Accounts ³8 ³5 ³1 +4 1,866 1,814 Operating Profit 45 24 ³91 ³115 +52 Plant ³39 3 ³70 ³73 Infrastructure ³4 ³10 ³56 ³46 45 24 ³91 ³115 ³91 Construction 89 29 25 ³4 Q1 ‘25 Consolidated Accounts ³1 2 10 +8 Q2 ‘24 Q2 ‘25 Earnings turned negative mainly due to additional cost incurred by offshore projects • Loss from power plant project in Malaysia and incinerator project in Poland ’25 1H orders recorded KRW 10.2 tril., which included the Seocho Complex Development Project on a former government site and the LNG terminal construction in Thailand

Appendix Summarized Income Statement Summarized Balance Sheet

Summarized Consolidated Income Statement 16 (KRW bil.) Category Q2 ‘24 Q1 ‘25 Q2 ‘25 QoQ Revenue 18,510 17,437 17,556 +119 Gross Profit 1,495 1,336 1,385 +49 (Gross Margin) 8.1% 7.7% 7.9% 0.2% SG&A 743 767 778 +11 Operating Profit 752 568 607 39 (Operating Margin) 4.1% 3.3% 3.5% 0.2% Profit Before Tax 720 510 228* ³282 Net Profit 546 344 84 ³260 Net Profit Attributable to Controlling Interest 530 302 160 ³142 EBITDA 1,756 1,591 1,630 +39 (EBITDA Margin) 9.5% 9.1% 9.3% +0.2% EPS (KRW) 6,266 3,735 1,975 ³1,760 No. of Outstanding Shares 84,571 80,933 80,933 -(Thousands) * Details of Non-operating Income 1. Foreign Exchange Gains and Losses (³180) - POSCO/POSCO E&C (³99) : Fluctuating FX, i.e., CNY(201.7 ’ 189.2 ³6%), INR(17.1 ’ 15.9, ³7%) causes overseas AR valuation loss—POSCO International (³54) : Strong euro (U$/€: 3/E 1.08 ’ 6/E 1.18) leads to AR hedging derivatives valuation loss (offset the revenue growth resulting from a strong euro) 2. Asset Impairment/Losses on Asset Disposal (³109) —POSCO International (³75) : Asset impairment related to sale of POSCO-International Australia Holdings Pty.Ltd. (Narrabri Coal Mine)—POSCO (³42) : Cost of designing employee dormitory in Pohang ³12, Replacement of Sintering Facility No.4 at Pohang Works due to aging ³6

Summarized Consolidated Balance Sheet 17 (KRW bil.) Category Q2 ‘24 Q1 ‘25 Q2 ‘25 QoQ Current Assets 47,182 44,291 43,658 ³633 Cash Balance* 18,911 15,497 16,544 +1,047 Accounts Receivable 11,405 11,139 11,095 ³44 Inventories 13,486 13,319 12,338 ³981 Non-Current Assets 58,105 57,833 57,512 ³321 Tangible Assets 38,146 40,126 40,274 +148 Intangible Assets 4,695 4,845 4,746 ³99 Other LT Financial Assets 2,944 2,463 2,258 ³205 Total Assets 105,287 102,124 101,170 ³954 Liabilities 44,075 40,450 40,580 +130 Current Liabilities 23,278 23,458 22,239 ³1,219 Non-Current Liabilities 20,797 16,992 18,341 +1,349 ? Total Interest Bearing Debt 28,660 27,191 27,468 +277 Shareholders’ Equity 61,212 61,674 60,590 ³1,084 Controlling Interest 55,447 55,577 54,672 ³905 Net Debt 9,749 11,694 10,924 ³770 Net Debt to Equity (%) 15.9% 19.0% 18.0% ³1.0% * Cash Balance represents Cash and Cash Equivalents and Short-term Financial Instruments